06011757

metabolic

6 March, 2006

SEC MAIL PROCESSING RECEIVED MAR 17 2006 WASH. D.C. 209 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
27 February 2006	ASX	Half Year Report & Half Year Accounts	22
24 February 2006	ASIC	Form 7051 – Half Yearly Reports	22
6 March 2006	ASX	Clinical Trials Update	3

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

PROCESSED MAR 22 2006 THOMSON FINANCIAL

(MPSEC6-3-06.doc)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/02/2006

TIME: 14:49:41

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
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metabolic

27 February 2006

Company Announcements Officer
Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Re: Half-Year Report (Auditor reviewed) - Period Ended 31 December 2005

Pursuant to ASX Listing Rule 4.2A, please find attached for immediate release the Half-Year Report (Auditor reviewed) on the results of Metabolic Pharmaceuticals Limited ('Metabolic') for the half-year ended 31 December 2005.

Key Financials

- The loss for the half-year was A$4.9 million (*2004: A$6.4 million*);
- The net tangible asset backing per share as at 31 December 2005 was A$0.066 (2004: A$0.053); and
- Cash reserves as at 31 December 2005 amounted to $16 million.

Key Highlights (to be read in conjunction with the attached Directors' Report)

- ***AOD9604 for obesity:*** In November 2005, Metabolic commenced a low dose, Phase 2B, human clinical trial of its obesity drug, AOD9604. This trial will focus on the effectiveness of lower daily doses of 1 mg, 0.5 mg and 0.25 mg of AOD9604 compared to placebo (nil dose). This trial is expected to be completed by January 2007 followed by the announcement of the results as soon as possible thereafter.

- ***ACV1 for pain:*** In December 2005, Metabolic announced the successful completion of a Phase 1 human clinical trial (safety study) for its pain drug, ACV1, which demonstrated a very good tolerability and safety profile over the full dose range tested. The next step in the progress on this project is a Phase 2A human clinical trial.

- ***Research projects:*** Metabolic has research programs targeting type 2 diabetes, osteoporosis and, in a collaboration with Neuren Pharmaceuticals Limited, is developing Neural Regeneration Peptides (NRPs) to prevent or reverse peripheral neuropathy (nerve damage).

This letter and the attached Half-Year Report form part of this announcement to the Australian Stock Exchange Limited, and should be read in conjunction with the Company's Annual Report for the year ended 30 June 2005.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

APPENDIX 4D

Half Year Report

(Listing Rule 4.2A)

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2005**
Previous corresponding period:	HALF YEAR ENDED 31 DECEMBER 2004

INDEX

1. Results for announcement to the market
2. Financial Report:
   - Directors' Report
   - Auditor's Independence Declaration
   - Financial Statements
   - Directors' Declaration
   - Auditor's Independent Review Report

The information contained herein should be read in conjunction with the Annual Report of Metabolic Pharmaceuticals Limited as at 30 June 2005.

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the half year ended 31 December 2005 are as follow:

Revenues and Results from Ordinary Activities:		**Change compared to 2004 %**		**2005 $**
Revenue and grant income from ordinary activities	Up	76.8%	to	720,668
Loss from ordinary activities after tax attributable to members	Loss has decreased	23%	to	(4,935,698)
Net Loss for the period attributable to members	Loss has decreased	23%	to	(4,935,698)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the half year ended 31 December 2005 after provision for income tax of nil was $4,935,698 (2004: $6,411,497). The loss for the period includes fully expensing the sum of $5,015,394 (2004: $6,149,793) in respect of research, development and patent costs. Revenue and Income for the period totalled $720,668 including interest revenue of $511,865 (2004: $395,962) and Grant income of $208,625 (2004: $11,679).

	31.12.05	**31.12.04**
Net tangible assets per security	6.6 cents	5.3 cents

Status of review of accounts:
The financial report for the half-year ended 31 December 2005 has been auditor reviewed. The review report is included with the financial report.

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Half-Year Financial Report
For the half-year 31 December 2005

Table of Contents

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2005

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") is pleased to submit its report in respect of the financial half-year ended 31 December 2005.

DIRECTORS

The names of the Company's Directors in office during the half-year and until the date of this report are below. Directors were in office for this entire period unless otherwise stated.

Dr Arthur Emmett, *Non-Executive Chairman*, MB BS
Dr Roland Scollay, *CEO / Managing Director*, BSc, PhD, GAICD
Dr Chris Belyea, *Chief Scientific Officer*, BSc(Hons), PhD, FIPAA
Dr Evert Vos, *Non-Executive Director*, BSc(Hons), BMedSc, PhD, MD
Mr Patrick Sutch, *Non-Executive Director*
Ms Robyn Baker, *Non-Executive Director* LLB (Hons), BA, GCertMgt, GDipAppFin (appointed 1 November 2005)

PRINCIPAL ACTIVITIES

Metabolic is building a pipeline of innovative pharmaceutical compounds with the aim of providing important drugs for major world markets. The Company's primary focus has been, and remains, the clinical development of its obesity drug, AOD9604, Metabolic's most advanced compound, with the aim of providing an improved prescription obesity drug with a unique mode of action. Increasingly important is the clinical development of the Company's second drug, ACV1 for pain, which completed a Phase 1 human clinical trial in November 2005.

Metabolic has discovery programs targeting type 2 diabetes and a collaboration agreement with Neuren Pharmaceuticals Limited (NZ) in the field of nerve protection and regeneration. The Company is also evaluating potential compounds for in-license and / or acquisition.

REVIEW AND RESULTS OF OPERATIONS

During the period under review further substantial progress was made on the Company's main projects.

Metabolic commenced the next Phase 2B human clinical trial of its obesity drug, AOD9604 in October 2005. This trial will focus on the effectiveness of lower daily doses of 1 mg, 0.5 mg and 0.25 mg of AOD9604 compared to placebo (nil dose). At the current time the rate of patient recruitment is on track for achievement of full recruitment scheduled in April/May 2006. Each subject will spend 32 weeks in the trial, and therefore, treatment of all subjects in this trial is expected to be completed by January 2007. Results of the trial will be announced as soon as possible thereafter.

In relation to its obesity drug (AOD9604), Metabolic's management has continued discussions with a number of potential partners. The various options are under continuous review by management and the Board. The Company will not be providing details of ongoing negotiations, unless required to do so.

In November 2005, Metabolic successfully completed a Phase 1 human clinical trial (safety study) for its pain drug, ACV1, the Company's second most advanced project. Metabolic's pain drug (ACV1) demonstrated a very good tolerability and safety profile in its Phase 1 human clinical trial over the full dose range tested, and has previously shown good efficacy in animal models with no observed adverse effects. The next step to progress this pain drug is a Phase 2 human clinical trial. There is already considerable partner interest in Metabolic's pain drug (ACV1) which management is following. As with AOD 9604, the timing must take into account the strategic as well as the absolute value of any deal.

Metabolic has continued to progress its early stage in-house discovery projects. The Company has also been actively evaluating additional, high quality drugs to add to its pipeline. As the process of adding new clinical stage drugs via the Company's pre-clinical pipeline may take several years, in the short term building a clinical pipeline may entail acquiring clinical stage drugs through a purchase agreement, in-license agreement, co-development agreement or through merger and acquisition activity. Engaging in one or a combination of these activities is considered paramount to the ongoing development of Metabolic's pipeline over the next few years.

In March 2005, Metabolic entered a co-development agreement with New Zealand-based Neuren Pharmaceuticals Limited (ASX code: NEU) "Neuren", whereby Metabolic is working with Neuren to develop Neuro-regenerative Peptides (NRPs) that have potential in treating degenerative diseases of the nervous system. The companies will share equally in the outcome of the project. The inclusion of these NRPs in Metabolic's research pipeline gives the Company a strong focus in the area of neurobiology, with ACV1 addressing neuropathic pain. The collaborative work on this project proceeded well in the period under review, with promising data obtained in animal models of neurotoxicity.

During the period under review Metabolic raised A$4.04 million in its Share Purchase Plan (SPP) offer to shareholders, which closed on Friday 15 July, 2005. This offer resulted in the issue of 6,628,833 shares at a price of $0.61 per share.

The loss by the Company for the half-year ended 31 December 2005, after the provision for income tax of nil, was A$4,935,698 (2004: A$6,411,497). This result has been achieved after fully expensing all research, development, and patent costs, amounting to A$5,015,394. Revenue and income for the period totalled A$720,668, including interest revenue of A$511,865 and grant income of A$208,625.

Metabolic currently has A$15 million in cash reserves. These funds should be sufficient to complete the current Phase 2 human clinical trial for AOD9604.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also, a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This half-year report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this report.

AUDITOR'S INDEPENDENCE DECLARATION

The Directors have obtained a declaration of independence from Ernst & Young, the Company's auditors, which is attached to this report.

Signed in accordance with a resolution of the Directors

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
24 February 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Denis Thorn
Partner
24 February 2006

Condensed Income Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005	Notes	31 December 2005 $	31 December 2004 $
Revenue	2	511,865	395,962
Other income	2	208,803	11,679
Other expenses		(5,656,366)	(6,819,138)
Net loss before income tax		(4,935,698)	(6,411,497)
Income tax expense		-	-
Net loss attributable to members	2	(4,935,698)	(6,411,497)
Basic earnings per share (cents per share)		(1.95) cents	(2.77) cents
Diluted earnings per share (cents per share) (i)		(1.95) cents	(2.77) cents

(i) As the Company has incurred a loss for the period under review, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

Condensed Balance Sheet

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005	Note	31 December 2005 $	30 June 2005 $
CURRENT ASSETS			
Cash and cash equivalents:			
- cash at bank and in hand		1,349,797	127,358
- short-term deposits		14,750,000	16,950,000
Receivables - interest		63,481	74,867
Prepayments		81,564	119,294
Other		35,174	85,721
Total Current Assets		16,280,016	17,357,240
NON-CURRENT ASSETS			
Property, plant and equipment		717,397	828,995
Available for sale financial assets - investment in shares		662,500	500,000
Total Non-Current Assets		1,379,897	1,328,995
Total Assets		17,659,913	18,686,235
CURRENT LIABILITIES			
Payables		615,223	1,212,230
Provisions		156,365	157,546
Other		4,702	-
Total Current Liabilities		776,290	1,369,776
NON-CURRENT LIABILITIES			
Provisions		80,501	34,719
Deferred income tax liabilities		48,750	-
Total Non-Current Liabilities		129,251	34,719
Total Liabilities		905,541	1,404,495
Net Assets		16,754,372	17,281,740
EQUITY			
Issued capital	3	65,997,977	61,777,978
Reserves		623,912	549,331
Gains/(losses) on available-for-sale financial assets		162,500	-
Deferred tax liability on available-for-sale financial asset		(48,750)	-
Accumulated losses		(49,981,267)	(45,045,569)
TOTAL EQUITY		16,754,372	17,281,740

Condensed Cash Flow Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005	Note	31 December 2005 $	31 December 2004 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(5,897,848)	(7,570,299)
Interest received		523,251	501,366
Bank charges paid		(2,017)	(3,849)
Receipt of government grants		208,625	11,679
Sundry Income		178	-
Net operating cash flows		(5,167,811)	(7,061,103)
Cash Flows from Investing Activities			
Purchase of plant and equipment		(29,750)	(428,312)
Investment in Shares		-	(500,000)
Net investing cash flows		(29,750)	(928,312)
Cash Flows from Financing Activities			
Proceeds from share and option issues		4,287,127	1,817,627
Share issue costs paid		(67,127)	-
Net financing cash flows		4,220,000	1,817,627
Net increase/(decrease) in cash held		(977,561)	(6,171,788)
Cash and cash equivalents at beginning of period		17,077,358	17,346,985
Cash and cash equivalents at the end of period		16,099,797	11,175,197

Condensed Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Issued capital $	Retained earnings/ (accumulated losses) $	Other reserves $	Total $
At 1 July 2004	**50,416,166**	**(34,202,212)**	**470,562**	**16,684,516**
Profit/(Loss) for the period	-	(6,411,497)	-	(6,411,497)
Total income/expense for the period	-	(6,411,497)	-	(6,411,497)
Exercise of Options	1,817,627	-	-	1,817,627
Cost of share-based payments	-	-	39,395	39,385
At 31 December 2004	**52,233,793**	**(40,613,709)**	**509,947**	**12,130,031**

	Issued capital $	Retained earnings/ (accumulated losses) $	Other reserves $	Total $
At 1 July 2005	**61,777,978**	**(45,045,569)**	**549,332**	**17,281,741**
Fair value adjustments to listed investments at 1 July 2005 on adoption of accounting standard AASB 139	-	-	62,500	62,500
Unrealised gains/(losses) on listed investments for the period	-	-	100,000	100,000
Deferred Tax Liability on unrealised gain on listed investments	-	-	(48,750)	(48,750)
Total fair value adjustments	-	-	113,750	113,750
Total income and expense for the period recognised directly in equity	-	-	113,750	113,750
Profit/(Loss) for the period	-	(4,935,698)	-	(4,935,698)
Total income/expense for the period	-	(4,935,698)	113,750	(4,821,948)
Issue of Shares and Exercise of Options	4,219,999	-	-	4,219,999
Cost of share-based payments	-	-	74,580	74,580
At 31 December 2005	**65,997,977**	**(49,981,267)**	**737,662**	**16,754,372**

Notes to the Half-Year Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Metabolic Pharmaceuticals Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "*Interim Financial Reporting*" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Company under AIFRS are disclosed in Note 1(c) below.

Reconciliations detailed in Note 1(e) below are reconciliations of:
- AIFRS equity as at 1 July 2004 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full-year 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP.

(c) Summary of significant accounting policies

(i) *Plant and equipment*

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office equipment	-	3 – 10 years
Laboratory plant and equipment	-	5 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when there is an indication that the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. Plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(ii) Research and Development Costs

Research and patent costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. No development expenditure has been carried forward.

(iii) Recoverable Amounts of Assets

All non-current assets are reviewed at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired, to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have been discounted to their net present values.

(iv) Investments

Investments in listed companies are initially recognised at cost. After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

(v) Cash and cash equivalents

Cash at bank and short-term deposits are stated at nominal value.

(vi) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(vi) *Share-based payment transactions*

The Company provides benefits to employees (including Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently two plans in place to provide these benefits:
(i) the Metabolic Employee Share Option Plan; and
(ii) the Metabolic Performance Rights Plan.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the options issued under the Metabolic Employee Share Plan is determined by using a binomial model. The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and in Call" Option Pricing Model for those performance rights subject to a market condition and a Black-Scholes/Merton Option Pricing Model for those performance rights with non-market performance conditions.

In determining the fair value of equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metabolic Pharmaceuticals Limited ('market conditions').

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and the number of awards that it is estimated will ultimately vest. The estimation of the number of awards likely to vest is based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

(vii) Operating Leases

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(viii) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

For interest revenue, the specific recognition criteria that must be met before revenue is recognised is the control of the right to receive the interest payment. Interest is taken up as income as the interest accrues.

(ix) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

(ix) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

(x) Income Tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognised for all deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(xi) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

(xii) Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

(xiii) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(xiv) Financial Instruments Included in Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(xv) Financial Instruments Included in Assets

Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

(xvi) Foreign Currency Transactions

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(xvii) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(d) AASB 1 Transitional exemptions

The Company has made its election in relation to the transitional exemptions allowed by AASB1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Share-based payments transactions
AASB 2 'Share-based Payment' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 139
The Company has applied the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 139 'Financial Instruments: Recognition and Measurement' for the financial year ended 30 June 2005. AASB 139 has been applied from 1 July 2005.

(e) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 30 June 2005 ('AGAAP') are illustrated below:

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	30 June 2005 $	31 December 2004 $	1 July 2004 $
Total equity under AGAAP	17,281,740	12,130,031	16,684,516
Adjustments to equity:			
Retained earnings – recognition of share-based payment expense	(39,384)	(39,385)	(87,084)
Reserves – Recognition of share-based payment expense	39,384	39,385	87,084
Total equity under AIFRS	17,281,740	12,130,031	16,684,516

Under AASB 2 the company recognises the fair value of options granted to employees as remuneration since 7 November 2002, that had not vested on or before 1 January 2005. This fair value is recognised as an expense in the income statement on a pro- rata basis over the vesting period with a corresponding adjustment to equity.

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	30 June 2005 $	31 December 2004 $
Profit/(loss) after tax as previously reported	(10,764,589)	(6,372,112)
Recognition of share-based payment expense	(39,384)	(39,385)
Profit/(loss) after tax under AIFRS	(10,803,973)	(6,411,497)

Share-based payment costs are charged to the income statement under AASB 2 'Share-based Payment', but not under AGAAP.

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 2 REVENUE AND EXPENSES

	31 December 2005 $	31 December 2004 $
(a) Operating loss is after crediting the following:		
Revenue - Interest	511,865	395,962
Other Income		
- Government grants	208,625	11,679
- Sundry income	178	-
	720,668	407,641
(b) Operating loss is after charging the following expenses:		
Research and development expense	5,015,394	6,149,793
Bank Charges	2,017	3,849
Depreciation expense	141,349	128,633
Share registry fees	48,884	23,575
Expense of share-based payments	74,580	39,385
Other administration expenses	374,142	473,903
	5,656,366	6,819,138

NOTE 3 ISSUED CAPITAL

Issued capital at 1 July 2005	61,777,978
Proceeds from shares issued during the period:	
- Share Purchase Plan offer to shareholders	4,020,588
- Exercise of Options by employees	266,538
Transaction costs	(67,127)
Issued capital at 31 December 2005	65,997,977

	No. of Shares
On issue at 1 July 2005	247,297,153
Issued during period:	
- Share Purchase Plan offer to shareholders	6,628,833
- Exercise of Options by employees	484,615
On issue at 31 December 2005	254,410,601

NOTE 4 CONTINGENT LIABILITIES & CONTINGENT ASSETS

The directors were not aware of any contingent liabilities or contingent assets at 30 June 2005. There has been no change since that date.

NOTE 5 CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

NOTE 6 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia.

NOTE 7 EVENTS AFTER THE BALANCE SHEET DATE

There has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

DIRECTORS' DECLARATION
FOR THE PERIOD ENDED 31 DECEMBER 2005

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the Company:

    (i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date

    (ii) comply with Accounting Standard AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
24 February, 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent review report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements and the directors' declaration, for Metabolic Pharmaceuticals Limited (the company) for the half year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of Metabolic Pharmaceuticals Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 31 December 2005 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn
Partner
Melbourne
24 February 2006

lodging party or agent name Metabolic Pharmaceuticals Limited
office, level, building name or PO Box no. Level 3
street number & name 509 St. Kilda Road
suburb/city Melbourne state/territory VIC postcode 3004
telephone (03) 9860 5700
facsimile (03) 9860 5777
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **7051**

notification of

• Half Yearly Reports

(ASX Form 1001)
Corporations Act 2001
285(2), **286**(1), **320**

(to be lodged within 75 days of the end of the accounting period)

HALF YEARLY REPORTS

Disclosing entity

Please complete A, B or C.

A a company

name Metabolic Pharmaceuticals Limited
A.C.N. 083 866 862

B a body (other than a company)

name
A.R.B.N. (*if applicable*)

C a registered scheme

name
A.R.S.N.

Financial period

from 1 / 7 / 05 to 31 / 12 / 05

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:
if a company or a body — a director or secretary or the equivalent
if a registered scheme — a director or secretary of the responsible entity acting in that capacity

name of responsible entity Metabolic Pharmaceuticals Limited
A.C.N 083 866 862
name of person signing (print) Belinda Shave capacity Company Secretary

sign here [signature] date 27 / 2 / 06

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Send to the
Australian Securities and
Investments Commission
PO Box 4000
Gippsland Mail Centre Vic 3841

Annexures to forms

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. number the pages consecutively
3. print or type in dark blue or black ink, so that the document is clearly legible when copied.
4. identify the annexure with a mark such as A, B, C, etc
5. endorse the annexure with the words:
   This is annexure (mark) of (number) pages referred to in form (form number and title)signed by (insert "me" or "us") and dated
6. sign and date the annexure.
   The annexure must be signed by the same person(s) who signed the form.
7. There must be written on the form: the identifying mark and the number of pages.

APPENDIX 4D

Half Year Report

(Listing Rule 4.2A)

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2005**
Previous corresponding period:	HALF YEAR ENDED 31 DECEMBER 2004

INDEX

The information contained herein should be read in conjunction with the Annual Report of Metabolic Pharmaceuticals Limited as at 30 June 2005.

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the half year ended 31 December 2005 are as follow:

Revenues and Results from Ordinary Activities:		**Change compared to 2004 %**		**2005 $**
Revenue and grant income from ordinary activities	Up	76.8%	to	720,668
Loss from ordinary activities after tax attributable to members	Loss has decreased	23%	to	(4,935,698)
Net Loss for the period attributable to members	Loss has decreased	23%	to	(4,935,698)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the half year ended 31 December 2005 after provision for income tax of nil was $4,935,698 (2004: $6,411,497). The loss for the period includes fully expensing the sum of $5,015,394 (2004: $6,149,793) in respect of research, development and patent costs. Revenue and Income for the period totalled $720,668 including interest revenue of $511,865 (2004: $395,962) and Grant income of $208,625 (2004: $11,679).

	31.12.05	**31.12.04**
Net tangible assets per security	6.6 cents	5.3 cents

Status of review of accounts:
The financial report for the half-year ended 31 December 2005 has been auditor reviewed. The review report is included with the financial report.

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Half-Year Financial Report

For the half-year 31 December 2005

Table of Contents

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2005

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") is pleased to submit its report in respect of the financial half-year ended 31 December 2005.

DIRECTORS
The names of the Company's Directors in office during the half-year and until the date of this report are below. Directors were in office for this entire period unless otherwise stated.

Dr Arthur Emmett, *Non-Executive Chairman*, MB BS
Dr Roland Scollay, *CEO / Managing Director*, BSc, PhD, GAICD
Dr Chris Belyea, *Chief Scientific Officer*, BSc(Hons), PhD, FIPAA
Dr Evert Vos, *Non-Executive Director*, BSc(Hons), BMedSc, PhD, MD
Mr Patrick Sutch, *Non-Executive Director*
Ms Robyn Baker, *Non-Executive Director* LLB (Hons), BA, GCertMgt, GDipAppFin (appointed 1 November 2005)

PRINCIPAL ACTIVITIES
Metabolic is building a pipeline of innovative pharmaceutical compounds with the aim of providing important drugs for major world markets. The Company's primary focus has been, and remains, the clinical development of its obesity drug, AOD9604, Metabolic's most advanced compound, with the aim of providing an improved prescription obesity drug with a unique mode of action. Increasingly important is the clinical development of the Company's second drug, ACV1 for pain, which completed a Phase 1 human clinical trial in November 2005.

Metabolic has discovery programs targeting type 2 diabetes and a collaboration agreement with Neuren Pharmaceuticals Limited (NZ) in the field of nerve protection and regeneration. The Company is also evaluating potential compounds for in-license and / or acquisition.

REVIEW AND RESULTS OF OPERATIONS
During the period under review further substantial progress was made on the Company's main projects.

Metabolic commenced the next Phase 2B human clinical trial of its obesity drug, AOD9604 in October 2005. This trial will focus on the effectiveness of lower daily doses of 1 mg, 0.5 mg and 0.25 mg of AOD9604 compared to placebo (nil dose). At the current time the rate of patient recruitment is on track for achievement of full recruitment scheduled in April/May 2006. Each subject will spend 32 weeks in the trial, and therefore, treatment of all subjects in this trial is expected to be completed by January 2007. Results of the trial will be announced as soon as possible thereafter.

In relation to its obesity drug (AOD9604), Metabolic's management has continued discussions with a number of potential partners. The various options are under continuous review by management and the Board. The Company will not be providing details of ongoing negotiations, unless required to do so.

In November 2005, Metabolic successfully completed a Phase 1 human clinical trial (safety study) for its pain drug, ACV1, the Company's second most advanced project. Metabolic's pain drug (ACV1) demonstrated a very good tolerability and safety profile in its Phase 1 human clinical trial over the full dose range tested, and has previously shown good efficacy in animal models with no observed adverse effects. The next step to progress this pain drug is a Phase 2 human clinical trial. There is already considerable partner interest in Metabolic's pain drug (ACV1) which management is following. As with AOD 9604, the timing must take into account the strategic as well as the absolute value of any deal.

Metabolic has continued to progress its early stage in-house discovery projects. The Company has also been actively evaluating additional, high quality drugs to add to its pipeline. As the process of adding new clinical stage drugs via the Company's pre-clinical pipeline may take several years, in the short term building a clinical pipeline may entail acquiring clinical stage drugs through a purchase agreement, in-license agreement, co-development agreement or through merger and acquisition activity. Engaging in one or a combination of these activities is considered paramount to the ongoing development of Metabolic's pipeline over the next few years.

In March 2005, Metabolic entered a co-development agreement with New Zealand-based Neuren Pharmaceuticals Limited (ASX code: NEU) "Neuren", whereby Metabolic is working with Neuren to develop Neuro-regenerative Peptides (NRPs) that have potential in treating degenerative diseases of the nervous system. The companies will share equally in the outcome of the project. The inclusion of these NRPs in Metabolic's research pipeline gives the Company a strong focus in the area of neurobiology, with ACV1 addressing neuropathic pain. The collaborative work on this project proceeded well in the period under review, with promising data obtained in animal models of neurotoxicity.

During the period under review Metabolic raised A$4.04 million in its Share Purchase Plan (SPP) offer to shareholders, which closed on Friday 15 July, 2005. This offer resulted in the issue of 6,628,833 shares at a price of $0.61 per share.

The loss by the Company for the half-year ended 31 December 2005, after the provision for income tax of nil, was A$4,935,698 (2004: A$6,411,497) This result has been achieved after fully expensing all research, development, and patent costs, amounting to A$5,01?,394. Revenue and income for the period totalled A$720,668, including interest revenue of A$511,865 and grant income of A$208,625.

Metabolic currently has A$15 million in cash reserves. These funds should be sufficient to complete the current Phase 2 human clinical trial for AOD9604.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also, a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This half-year report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this report.

AUDITOR'S INDEPENDENCE DECLARATION

The Directors have obtained a declaration of independence from Ernst & Young, the Company's auditors, which is attached to this report.

Signed in accordance with a resolution of the Directors

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
24 February 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Denis Thorn
Partner
24 February 2006

Condensed Income Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005	Notes	31 December 2005 $	31 December 2004 $
Revenue	2	511,865	395,962
Other income	2	208,803	11,679
Other expenses		(5,656,366)	(6,819,138)
Net loss before income tax		(4,935,698)	(6,411,497)
Income tax expense		-	-
Net loss attributable to members	2	(4,935,698)	(6,411,497)

Basic earnings per share (cents per share)	(1.95) cents	(2.77) cents
Diluted earnings per share (cents per share) (i)	(1.95) cents	(2.77) cents

(i) As the Company has incurred a loss for the period under review, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

Condensed Balance Sheet

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005	Note	31 December 2005 $	30 June 2005 $
CURRENT ASSETS			
Cash and cash equivalents:			
- cash at bank and in hand		1,349,797	127,358
- short-term deposits		14,750,000	16,950,000
Receivables - interest		63,481	74,867
Prepayments		81,564	119,294
Other		35,174	85,721
Total Current Assets		16,280,016	17,357,240
NON-CURRENT ASSETS			
Property, plant and equipment		717,397	828,995
Available for sale financial assets - investment in shares		662,500	500,000
Total Non-Current Assets		1,379,897	1,328,995
Total Assets		17,659,913	18,686,235
CURRENT LIABILITIES			
Payables		615,223	1,212,230
Provisions		156,365	157,546
Other		4,702	-
Total Current Liabilities		776,290	1,369,776
NON-CURRENT LIABILITIES			
Provisions		80,501	34,719
Deferred income tax liabilities		48,750	-
Total Non-Current Liabilities		129,251	34,719
Total Liabilities		905,541	1,404,495
Net Assets		16,754,372	17,281,740
EQUITY			
Issued capital	3	65,997,977	61,777,978
Reserves		623,912	549,331
Gains/(losses) on available-for-sale financial assets		162,500	-
Deferred tax liability on available-for-sale financial asset		(48,750)	-
Accumulated losses		(49,981,267)	(45,045,569)
TOTAL EQUITY		16,754,372	17,281,740

Condensed Cash Flow Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005	Note	31 December 2005 $	31 December 2004 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(5,897,848)	(7,570,299)
Interest received		523,251	501,366
Bank charges paid		(2,017)	(3,849)
Receipt of government grants		208,625	11,679
Sundry Income		178	-
Net operating cash flows		(5,167,811)	(7,061,103)
Cash Flows from Investing Activities			
Purchase of plant and equipment		(29,750)	(428,312)
Investment in Shares		-	(500,000)
Net investing cash flows		(29,750)	(928,312)
Cash Flows from Financing Activities			
Proceeds from share and option issues		4,287,127	1,817,627
Share issue costs paid		(67,127)	-
Net financing cash flows		4,220,000	1,817,627
Net increase/(decrease) in cash held		(977,561)	(6,171,788)
Cash and cash equivalents at beginning of period		17,077,358	17,346,985
Cash and cash equivalents at the end of period		16,099,797	11,175,197

Condensed Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Issued capital $	Retained earnings/ (accumulated losses) $	Other reserves $	Total $
At 1 July 2004	**50,416,166**	**(34,202,212)**	**470,562**	**16,684,516**
Profit/(Loss) for the period	-	(6,411,497)	-	(6,411,497)
Total income/expense for the period	-	(6,411,497)	-	(6,411,497)
Exercise of Options	1,817,627	-	-	1,817,627
Cost of share-based payments	-	-	39,395	39,385
At 31 December 2004	**52,233,793**	**(40,613,709)**	**509,947**	**12,130,031**

	Issued capital $	Retained earnings/ (accumulated losses) $	Other reserves $	Total $
At 1 July 2005	***61,777,978***	***(45,045,569)***	***549,332***	***17,281,741***
Fair value adjustments to listed investments at 1 July 2005 on adoption of accounting standard AASB 139	-	-	62,500	62,500
Unrealised gains/(losses) on listed investments for the period	-	-	100,000	100,000
Deferred Tax Liability on unrealised gain on listed investments	-	-	(48,750)	(48,750)
Total fair value adjustments	-	-	113,750	113,750
Total income and expense for the period recognised directly in equity	-	-	113,750	113,750
Profit/(Loss) for the period	-	(4,935,698)	-	(4,935,698)
Total income/expense for the period	-	(4,935,698)	113,750	(4,821,948)
Issue of Shares and Exercise of Options	4,219,999	-	-	4,219,999
Cost of share-based payments	-	-	74,580	74,580
At 31 December 2005	**65,997,977**	**(49,981,267)**	**737,662**	**16,754,372**

Notes to the Half-Year Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Metabolic Pharmaceuticals Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Company under AIFRS are disclosed in Note 1(c) below.

Reconciliations detailed in Note 1(e) below are reconciliations of:
- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full-year 30 June 2005,
to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP.

(c) *Summary of significant accounting policies*

(i) Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office equipment	-	3 – 10 years
Laboratory plant and equipment	-	5 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when there is an indication that the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. Plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(ii) Research and Development Costs

Research and patent costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. No development expenditure has been carried forward.

(iii) Recoverable Amounts of Assets

All non-current assets are reviewed at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired, to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have been discounted to their net present values.

(iv) Investments

Investments in listed companies are initially recognised at cost. After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

(v) Cash and cash equivalents

Cash at bank and short-term deposits are stated at nominal value.

(vi) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(vi) Share-based payment transactions

The Company provides benefits to employees (including Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and

(ii) the Metabolic Performance Rights Plan.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the options issued under the Metabolic Employee Share Plan is determined by using a binomial model. The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and in Call" Option Pricing Model for those performance rights subject to a market condition and a Black-Scholes/Merton Option Pricing Model for those performance rights with non-market performance conditions.

In determining the fair value of equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metabolic Pharmaceuticals Limited ('market conditions').

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and the number of awards that it is estimated will ultimately vest. The estimation of the number of awards likely to vest is based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition

(vii) Operating Leases

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(viii) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

For interest revenue, the specific recognition criteria that must be met before revenue is recognised is the control of the right to receive the interest payment. Interest is taken up as income as the interest accrues.

(ix) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

(ix) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

(x) Income Tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognised for all deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(xi) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

(xii) Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

(xiii) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(xiv) Financial Instruments Included in Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(xv) Financial Instruments Included in Assets

Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

(xvi) Foreign Currency Transactions

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(xvii) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(d) AASB 1 Transitional exemptions

The Company has made its election in relation to the transitional exemptions allowed by AASB1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Share-based payments transactions
AASB 2 'Share-based Payment' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 139
The Company has applied the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 139 'Financial Instruments: Recognition and Measurement' for the financial year ended 30 June 2005. AASB 139 has been applied from 1 July 2005.

(e) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 30 June 2005 ('AGAAP') are illustrated below:

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	30 June 2005 $	31 December 2004 $	1 July 2004 $
Total equity under AGAAP	17,281,740	12,130,031	16,684,516
Adjustments to equity:			
Retained earnings – recognition of share-based payment expense	(39,384)	(39,385)	(87,084)
Reserves – Recognition of share-based payment expense	39,384	39,385	87,084
Total equity under AIFRS	17,281,740	12,130,031	16,684,516

Under AASB 2 the company recognises the fair value of options granted to employees as remuneration since 7 November 2002, that had not vested on or before 1 January 2005. This fair value is recognised as an expense in the income statement on a pro- rata basis over the vesting period with a corresponding adjustment to equity.

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	30 June 2005 $	31 December 2004 $
Profit/(loss) after tax as previously reported	(10,764,589)	(6,372,112)
Recognition of share-based payment expense	(39,384)	(39,385)
Profit/(loss) after tax under AIFRS	(10,803,973)	(6,411,497)

Share-based payment costs are charged to the income statement under AASB 2 'Share-based Payment', but not under AGAAP.

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

Notes (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 2 REVENUE AND EXPENSES

	31 December 2005 $	31 December 2004 $
(a) Operating loss is after crediting the following:		
Revenue - Interest	511,865	395,962
Other Income		
- Government grants	208,625	11,679
- Sundry income	178	-
	720,668	407,641
(b) Operating loss is after charging the following expenses:		
Research and development expense	5,015,394	6,149,793
Bank Charges	2,017	3,849
Depreciation expense	141,349	128,633
Share registry fees	48,884	23,575
Expense of share-based payments	74,580	39,385
Other administration expenses	374,142	473,903
	5,656,366	6,819,138

NOTE 3 ISSUED CAPITAL

Issued capital at 1 July 2005	61,777,978
Proceeds from shares issued during the period:	
- Share Purchase Plan offer to shareholders	4,020,588
- Exercise of Options by employees	266,538
Transaction costs	(67,127)
Issued capital at 31 December 2005	65,997,977

	No. of Shares
On issue at 1 July 2005	247,297,153
Issued during period:	
- Share Purchase Plan offer to shareholders	6,628,833
- Exercise of Options by employees	484,615
On issue at 31 December 2005	254,410,601

NOTE 4 CONTINGENT LIABILITIES & CONTINGENT ASSETS

The directors were not aware of any contingent liabilities or contingent assets at 30 June 2005. There has been no change since that date.

NOTE 5 CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

NOTE 6 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia.

NOTE 7 EVENTS AFTER THE BALANCE SHEET DATE

There has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

DIRECTORS' DECLARATION
FOR THE PERIOD ENDED 31 DECEMBER 2005

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the Company:

    (i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date

    (ii) comply with Accounting Standard AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
24 February, 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent review report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements and the directors' declaration, for Metabolic Pharmaceuticals Limited (the company) for the half year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of Metabolic Pharmaceuticals Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 31 December 2005 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn
Partner
Melbourne
24 February 2006

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2006

TIME: 10:03:09

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Clinical Trials Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX Announcement | metabolic | 6 March 2006

Clinical Trials Update

- ***Obesity drug: Phase 2B low dose study on track with 230 subjects enrolled***
- ***Pain drug: Preparation for the Phase 2A trial currently in progress***

Obesity drug, AOD9604: Phase 2B trial on schedule, on budget

The low dose Phase 2B human clinical trial of obesity drug AOD9604, known as the "*OPTIONS*" study, is proceeding on schedule for full enrolment by April / May 2006, and on budget. To date, over 400 subjects have been screened and 230 subjects have been enrolled in the study, which is designed to test the drug's efficacy at lower doses than previously tested (1 mg, 0.5 mg and 0.25 mg).

Dr Roland Scollay, CEO of Metabolic, and Dr Caroline Herd, Vice President of Clinical Development, recently embarked on a tour of all 16 sites participating in the trial. Dr Scollay commented "thus far we have visited sites in Perth, Sydney, Adelaide, Canberra and Wollongong, and we are extremely pleased with the quality of work and enthusiasm of the staff". Site visits will be completed by late March 2006.

Metabolic expects to complete this Phase 2B trial by January 2007 and will announce the results as soon as possible thereafter.

Key Milestones

Phase 2B trial – last subject recruited	**April / May 2006**
Phase 2B trial – first subject completes treatment	**Q306**
Phase 2B trial – last subject completes treatment	**Q107**
Phase 2B trial – results announced	**March/April 2007**

Note: These dates may vary.

For further detail of the trial design, refer to the ASX announcement lodged on 18 October 2005, which can be downloaded from www.metabolic.com.au or from the ASX website.

Pain drug, ACV1: Forecast commencement date for Phase 2A trial moved from Q206 to Q306

Preparation for a Phase 2A human clinical trial of ACV1 is currently in progress. The anticipated commencement date for this trial has been moved from Q206 to Q306 due to a minor delay relating to the formulation of the drug material to be used in the clinical study. The study will be conducted in Australia and we expect to announce the design of the trial in Q206.

- ENDS -

About Metabolic

Metabolic Pharmaceuticals Limited (ASX: MBP, OTC: MBPLY) is an ASX listed biotechnology company based in Melbourne, Australia with 254 million shares on issue. The Company employs 23 staff and is led by an experienced and proven management team. The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.

Metabolic has two high-value, innovative drugs in late-stage human clinical development and several exciting drugs in the research pipeline. Both its clinical stage drugs, for obesity and neuropathic pain, address multi-billion dollar markets which are poorly served by existing drugs. Metabolic commenced a Phase 2B human clinical trial of its obesity drug (AOD9604) in October 2005, and plans to commence a Phase 2A human clinical trial of its pain drug (ACV1) in Q306. Metabolic also has discovery programs targeting type 2 diabetes, osteoporosis and a collaboration agreement with Neuren Pharmaceuticals Limited (ASX:NEU) in the field of nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604 (for Obesity)

AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in Q405, with expected completion in early Q107.

Background to ACV1 (for Pain)

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid peptide which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial was successfully completed in Q405 and Phase 2A is in preparation.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1	***Phase 2***	***Phase 3***
Initial safety study in healthy human subjects or patients. *Of short duration.*	*Studies in a limited patient population designed to:* *- to identify possible adverse effects and safety risks in the patient population (2A); and* *- determine the efficacy of the product for specific targeted diseases (2B);* *- to determine tolerance and optimal dosage (2B).*	*Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).*

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700